SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1780-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 1, 2007.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             UNILENS VISION INC.
                                             (Registrant)


Date: November 1, 2007                       By   /s/Leonard F. Barker
                                                  ---------------------
                                                  Name:   Leonard F. Barker
                                                  Title: Chief Financial Officer

For Immediate Release
---------------------



          Unilens Vision Inc. Declares Regular Quarterly Cash Dividend
                            of U.S. $0.09 Per Share

           Quarterly Cash Dividend Provides an Annualized Yield of 9%

    LARGO, Fla., Nov. 1 /PRNewswire-FirstCall/ -- The Unilens Vision Inc.

(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) Board of Directors today declared its regular quarterly cash dividend of US $0.09 per common share, payable November 28, 2007 to stockholders of record at the close of business on November 14, 2007.

"Based on our strong balance sheet and projected significant operating cash flows, we are pleased to continue the quarterly dividend policy which allows shareholders to share directly in the earnings that have been achieved, while continuing to execute our growth strategy," stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. "The annualized dividend rate of US $0.36 per share provides a dividend yield of 9% based on the closing price of our common stock in the U.S. on Wednesday, October 31, 2007."

About Unilens Vision Inc. - "The Eye Care Professionals Specialty Contact Lens Company"

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                      For more information, please contact:
           Leonard Barker CFO, Unilens Vision Inc. at (727) 544-2531